Exhibit 12.1

Senior Housing Properties Trust

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,
	2002		2001		2000		1999		1998
Earnings:
Net income	$50,184		$17,018		$58,437		$14,834		$46,236
Fixed charges	30,210		7,334		15,366		18,768		19,293
Adjusted earnings	$80,394		$24,352		$73,803		$33,602		$65,529

Fixed charges:
Interest	$27,399		$5,879		$15,366		$18,768		$19,293
Distributions on trust preferred securities	2,811		1,455		—		—		—
Total fixed charges	$30,210		$7,334		$15,366		$18,768		$19,293
Ratio of earnings to interest	2.9	x	4.1	x	4.8	x	1.8	x	3.4	x
Ratio of earnings to fixed charges (includes trust preferred distributions)	2.7	x	3.3	x	4.8	x	1.8	x	3.4	x